UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              COPANO ENERGY, L.L.C.
                                (Name of Issuer)

         Common Units                                               217202100
(Title of Class of Securities)                                    (CUSIP Number)


                           Credit Suisse First Boston,
               on behalf of the investment banking business of the
                    Credit Suisse First Boston business unit
                              Eleven Madison Avenue
                            New York, New York 10010
                              Attention: Ivy Dodes

                                 with a copy to:

                              Steven D. Rubin, Esq.
                           Weil, Gotshal & Manges LLP
                            700 Louisiana, Suite 1600
                              Houston, Texas 77002
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                November 15, 2004
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 217202100

      1        NAMES OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS(entities only)

               CREDIT SUISSE FIRST BOSTON, ON BEHALF OF THE CREDIT SUISSE FIRST BOSTON BUSINESS UNIT

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                                              (a) [_]
                                                                                              (b) [X]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS:                                             NOT APPLICABLE

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                                                     [X]

      6        CITIZENSHIP OR PLACE OF ORGANIZATION:       DELAWARE

  NUMBER OF              7         SOLE VOTING POWER:
   SHARES                          0

BENEFICIALLY             8         SHARED VOTING POWER
  OWNED BY                         230,560 COMMON UNITS (SEE ITEM 5)

    EACH                 9         SOLE DISPOSITIVE POWER:
  REPORTING                        0

 PERSON WITH             10        SHARED DISPOSITIVE POWER:
                                   230,560 COMMON UNITS (SEE ITEM 5)

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
               PERSON:   230,560 COMMON UNITS (SEE ITEM 5)

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES:                                                                   [_]

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                     3.3%

     14        TYPE OF REPORTING PERSON:                                               BK, HC


ITEM 1.   SECURITY AND ISSUER.

      This Statement on Schedule 13D (the "Statement") relates to the Common Units (the "Common Units") of Copano Energy, L.L.C., a Delaware limited liability company (the "Issuer"). The principal executive offices of the Issuer are located at 2727 Allen Parkway, Suite 1200, Houston, Texas 77019.

ITEM 2.   IDENTITY AND BACKGROUND.

      This Statement is being filed on behalf of Credit Suisse First Boston, a Swiss bank (the "Bank"), on behalf of itself and its subsidiaries, to the extent that they constitute the Credit Suisse First Boston business unit (the "CSFB business unit") excluding Asset Management (as defined below) (the "Reporting Person"). The Bank is filing this Statement on behalf of the Reporting Person in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998).

      As noted above, the Bank is filing on behalf of itself and its subsidiaries, to the extent that they constitute the CSFB business unit excluding Asset Management (as defined below). The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management ("Asset Management"). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide.

      The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc., a Delaware corporation ("CSFBI"). The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland.

      CSFBI owns all of the voting stock of Credit Suisse First Boston (USA) Inc., a Delaware corporation and holding company ("CSFB-USA"). CSFB-USA is the sole member of Credit Suisse First Boston LLC ("CSFB LLC"), a Delaware limited liability company and a registered broker-dealer that effects trades in many companies, including the Issuer. CSFB LLC is the successor company of Credit Suisse First Boston Corporation ("CSFBC"), and all references hereinafter to CSFBC shall be deemed to refer to CSFB LLC.

      Credit Suisse First Boston Private Equity, Inc., a Delaware corporation holding company ("CSFBPE"), is a wholly owned subsidiary of CSFB-USA. The principal business of CSFBPE is the management of private equity investments.

      CSFBPE is the sole stockholder of DLJ Merchant Banking III, Inc., a Delaware corporation ("MB III Inc."), and DLJ LBO Plans Management Corporation II, a Delaware corporation ("DLJ LBO"), is a wholly owned subsidiary of CSFBPE. The principal business of each of MB III Inc. and DLJ LBO is the management of private equity investments.

      MB III Inc. is the general partner of DLJ Merchant Banking III, L.P., a Delaware limited partnership ("DLJMB III" and, together with MB III Inc. and DLJ LBO, the "DLJ Managing Entities"). The principal business of DLJMB III is the management of private equity investments.

      MB III Inc. also serves as (i) the managing general partner of DLJ Merchant Banking Partners III, L.P. ("MBP LP"), Millennium Partners II, L.P. ("Millennium"), DLJ MB Partners III GmbH & Co. KG ("DLJ Germany") and UXT AIV (Offshore) L.P. ("Offshore AIV"), and (ii) the advisory general partner of each of DLJ Offshore Partners III, C.V. ("Offshore III"), DLJ Offshore Partners III-1, C.V. ("Offshore III-1"), and DLJ Offshore Partners III-2, C.V. ("Offshore III-2"). Each of MBP LP, Millennium and Offshore AIV is a Delaware limited partnership. Each of Offshore III, Offshore III-1 and Offshore III-2 is a Netherlands limited partnership. DLJ Germany is a German limited partnership. The principal business of each of MBP LP, Millennium, Offshore AIV, DLJ Germany, Offshore III, Offshore III-1 and Offshore III-2 is the management of private equity investments.

      DLJ LBO is the general partner of MBP III Plan Investors, L.P., a Delaware limited partnership ("MBP III" and, together with MBP LP, Millennium, Offshore AIV, Offshore III, Offshore III-1, Offshore III-2 and DLJ Germany, the "DLJ Entities"). The principal business of MBP III is the management of private equity investments.

      DLJMB III serves as the managing limited partner of DLJ Germany. DLJMB III is also the associate general partner of Offshore III and Offshore III-1 and, together with MB III Inc. (which serves as the advisory general partner of Offshore III and Offshore III-1), participates in making investment decisions for these entities.

      MBP LP serves as the sole member of Onapoc IV LLC, a Delaware limited liability company ("Onapoc IV"). MB III Inc. serves as the non-member manager of Onapoc IV. The principal business of Onapoc IV is to serve as a member of MBP III Onapoc Holdings LLC ("Onapoc Holdings").

      MB III Inc. is the non-member manager of each of Onapoc I LLC ("Onapoc I"), Onapoc II LLC ("Onapoc II") and Onapoc III LLC ("Onapoc III"). Each of Onapoc I, Onapoc II and Onapoc III is a Delaware limited liability company. The principal business of each of Onapoc I, Onapoc II and Onapoc III is to serve as a member of Onapoc Holdings.

      Onapoc Holdings is a Delaware limited liability company which was formed as a holding entity for the investment in the Issuer. MB III Inc. is the managing member of Onapoc Holdings. DLJMB III is the associate managing member of Onapoc Holdings and MBP III is the plan member of Onapoc Holdings. Millennium also serves as a member of Onapoc Holdings.

      MBP III AIV, L.P. ("Domestic AIV" and, together with Onapoc Holdings, Onapoc I, Onapoc II, Onapoc III and Onapoc IV, the "Onapoc Entities") is a Delaware limited partnership which was formed as an alternative investment vehicle for certain limited partners of MBP LP. MB III Inc. serves as the managing general partner of Domestic AIV.

      CSG is a global financial services company with three distinct business units. In addition to the CSFB business unit, CSG is comprised of the Credit Suisse business unit (the "Credit Suisse business unit") and the Winterthur business unit (the "Winterthur business unit"). The Credit Suisse business unit offers global private banking and corporate and retail banking services in Switzerland. The Winterthur business unit provides life and non-life insurance and pension products to private and corporate clients worldwide. CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

      CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management, the Credit Suisse business unit and the Winterthur business unit) may beneficially own Common Units and such Common Units are not reported in this Statement. CSG disclaims beneficial ownership of Common Units beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. Each of Asset Management, the Credit Suisse business unit and the Winterthur business unit disclaims beneficial ownership of Common Units beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Common

Units beneficially owned by CSG, Asset Management, the Credit Suisse business unit and the Winterthur business unit.

      The address of the Bank's principal office and business is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the principal office and business of each of the Reporting Person, CSFBI, CSFB-USA, CSFBPE and CSFB LLC is Eleven Madison Avenue, New York, New York 10010. The address of the principal office and business of each of the DLJ Managing Entities is c/o Credit Suisse First Boston Private Equity, Inc., Eleven Madison Avenue, New York, New York 10010. The address of the principal office and business of each of the DLJ Entities and each of the Onapoc Entities is c/o DLJ Merchant Banking III, Inc., Eleven Madison Avenue, New York, New York 10010. Set forth on Schedules A-1 to A-7 hereto, which are incorporated herein by reference, is the name, business address, citizenship and present principal occupation or employment of each of the directors and executive officers of each of the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, CSFBPE, MB III Inc., and DLJ LBO, as of the date hereof (the "CSFB Officers and Directors").

      During the past five years, none of (i) the Reporting Person, (ii) to the Reporting Person's knowledge, CSFBI, CSFB-USA, CSFB LLC, CSFBPE, each of the DLJ Managing Entities, each of the DLJ Entities and each of the Onapoc Entities (collectively, the "CSFB Entities"), or (iii) to the Reporting Person's knowledge, the CSFB Officers and Directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      Except as otherwise provided herein, during the past five years, none of
(i) the Reporting Person, (ii) to the Reporting Person's knowledge, the CSFB Entities, or (iii) to the Reporting Person's knowledge, the CSFB Officers and Directors, was a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

      On January 22, 2002, CSFBC, without admitting or denying any alleged violation, entered into coordinated settlements with NASD Regulation, Inc. (the "NASDR") and the Securities and Exchange Commission (the "SEC") resolving all outstanding investigations of CSFBC into the allocation of shares in initial public offerings ("IPOs"). CSFB-USA was then the sole stockholder of CSFBC.

      CSFBC consented to these settlements without admitting or denying any of the allegations made in the SEC's Complaint or the Letter of Acceptance, Waiver and Consent ("AWC") filed with the NASDR. The SEC and NASDR alleged that, between April 1999 and June 2000, certain CSFBC employees allocated many shares in IPOs to over 100 customers with whom they had improper profit-sharing arrangements. The NASDR and SEC alleged that certain employees allocated "hot" IPO shares to certain customers who paid CSFBC a portion of the profits (between 33 and 65 percent) that they made when they sold their IPO stock, by paying inflated brokerage commissions on transactions unrelated to such IPO shares.

      Under the terms of the coordinated settlement:

              o CSFBC paid a total of $100 million. This amount included $30 million in fines and civil penalties divided evenly between the SEC and the NASDR, and a total of $70 million in disgorgement, $35 million of which was paid to the U.S. Treasury and $35 million of which was paid to the NASDR, representing the monies obtained as a result of the conduct described by the SEC and the NASDR. The SEC determined in this case that it was appropriate and in the public interest to pay funds to the U.S. Treasury rather than to any third parties.

              o CSFBC has adopted and implemented revised policies and procedures for allocating IPOs in its broker-dealer operations. The SEC and the NASD have reviewed these policies and procedures. These included the establishment of an IPO Allocation Review Committee, a process for the pre-qualification of accounts before they are eligible to receive IPO allocations and enhanced supervisory procedures, which includes the review of commissions paid by certain accounts receiving allocations around the time of the IPO. CSFBC also agreed to retain an independent consultant to review the implementation of these policies and procedures one year from the date of the settlement.

      In the NASDR settlement, CSFBC, without admitting or denying any findings, consented to a censure and findings that it violated NASD Rules 2110, 2330, 2710, 3010 and 3110. These Rules (a) require broker-dealers to adhere to just and equitable principles of trade, (b) prohibit broker-dealers from sharing in the profits of client accounts except as specifically provided, (c) require a managing underwriter to file certain information that may have a bearing on the NASDR's review of underwriting arrangements, (d) require members to establish, maintain and enforce a reasonable supervisory system and (e) require broker-dealers to maintain certain books and records.

      The NASDR AWC also found violations of Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and SEC Rule 17a-3 thereunder, which are incorporated by NASD Rule 3110 and similarly impose certain record keeping requirements on CSFBC as a broker-dealer. In the SEC settlement, CSFBC, without admitting or denying the allegations of the Complaint, consented to entry by the District Court for the District of Columbia of a final judgment that: (1) permanently enjoined CSFBC, directly or indirectly, from violations of NASD Conduct Rules 2110 and 2330 and Section 17(a)(1) of the Exchange Act and SEC Rule 17(a)(3) and (2) ordered CSFBC to comply with certain undertakings.

      Neither the SEC nor NASDR made any allegations or findings of fraudulent conduct by CSFBC. Further, neither the SEC nor the NASDR alleged that any IPO prospectus was rendered false or misleading by CSFBC's conduct or that this conduct affected either the offering price of an IPO or the price at which any IPO stock traded in the aftermarket.

      On August 13, 2002, Mr. John A. Ehinger, an executive officer of CSFB-USA and board member of CSFBC LLC, without admitting or denying any alleged violation, entered into a settlement with the NASD resolving outstanding investigations of Mr. Ehinger into his alleged failure to supervise with a view toward preventing CSFBC's violations of NASD Rules 2110, 2330, 2710 and 3110, and Section 17(a) of the Exchange Act and SEC Rule 17a-3 thereunder. Under the terms of the settlement, Mr. Ehinger agreed to (1) the payment of a fine of $200,000, (2) a suspension from associating with a member firm in any and all capacities for 30 calendar days, and (3) a suspension from acting in any supervisory capacity for 30 additional calendar days, such supervisory suspension beginning after the suspension in all capacities had been served.

      On October 31, 2003, the U.S. District Court for the Southern District of New York (the "SDNY") approved the global settlement among a number of Wall Street firms, including CSFB LLC, and a coalition of state and federal regulators and self-regulatory organizations (the "Global Settlement"). CSFB LLC, without admitting or denying any alleged violation, consented to the Global Settlement and thereby resolved an SEC complaint filed on April 28, 2003, in the SDNY. In this complaint, the SEC alleged that, from July 1998 to December 2001, CSFB LLC engaged in acts and practices that created or maintained inappropriate influence over research analysts, thereby imposing conflicts of interest on research analysts that CSFB LLC failed to manage in an adequate or appropriate manner. The SEC's complaint also alleged that CSFB LLC engaged in inappropriate "spinning" of "hot" IPO allocations in violation of New York Stock Exchange ("NYSE") and NASDR rules requiring adherence to high business standards and just and equitable principles of trade, and that CSFB LLC's books and records relating to certain transactions violated the broker-dealer record-keeping provisions of Section 17(a) of the Exchange Act, NYSE Rules 401, 440 and 476(a)(6) and NASD Conduct Rules 2110 and 3110.

      Under the terms of the Global Settlement:

              o CSFB LLC agreed to pay the following amounts: $75 million as a penalty, $75 million as disgorgement of commissions and other monies for restitution for investors, and $50 million to be used to fund independent research. This $50 million to fund independent research is payable over a five year period.

              o CSFB LLC is required, among other things, to: (i) separate its research and investment banking departments and make independent research available to investors, (ii) prohibit its analysts from receiving compensation for investment banking activities and prohibit analysts' involvement in investment banking "pitches" and "roadshows," (iii) contract, for a five-year period, with no fewer than three independent research firms that will make available independent research to CSFB's customers and (iv) make its analysts' historical price targets (among other things) publicly available.

              o CSFB LLC is permanently restrained and enjoined from violating Sections 15(c) and 17(a) of the Exchange Act, Exchange Act Rules 15c1-2 and 17a-3, NASD Conduct Rules 2110, 2210, 3010, and 3110, and NYSE Rules 342, 401, 440,
                     472, and 476.

      Other Wall Street firms were subject to similar requirements.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On November 15, 2004, the Issuer completed a public offering of 5,000,000 of its Common Units (the "Offering"), as described in the final prospectus dated November 9, 2004, filed with the SEC under Rule 424(b)(4) of the Exchange Act on November 9, 2004 (the "Prospectus"). In connection with the Offering, the DLJ Entities (excluding Offshore AIV and Onapoc Holdings) each exchanged warrants to purchase an aggregate of 1,875,000 pre-Offering common units of the Issuer for an aggregate of 605,560 Common Units (see Item 5) and 1,045,524 in a separate class of subordinated units (the "Subordinated Units"). The rights and subordination obligations of the Subordinated Units are described in the Prospectus.

      The DLJ Entities obtained the warrants on August 14, 2001, in connection with their initial equity investment in the Issuer. No Common Units were purchased by the Reporting Person pursuant to the Offering and, thus, no funds were used for such purpose.

 ITEM 4.  PURPOSE OF THE TRANSACTION.

      Except as otherwise provided herein, none of (i) the Reporting Person,
(ii) to the Reporting Person's knowledge, the CSFB Entities, or (iii) to the Reporting Person's knowledge, the CSFB Officers and Directors, currently has any plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the CSFB Entities do not have a contractual right to designate a director of the Issuer, Robert Cabes, as principal of MB III Inc., currently serves as a director of the Issuer.

      The Reporting Person acquired the Common Units and the Subordinated Units for investment purposes, and the Reporting Person intends to continue to evaluate the performance of such units as an investment in the ordinary course of its business.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (a)-(b) As of November 15, 2004, the Reporting Person beneficially owned 605,560 Common Units, consisting of 358,389 Common Units held directly by Domestic AIV and 247,171 Common Units held directly by Onapoc Holdings. The Common Units represent approximately 8.6% of the outstanding Common Units (the outstanding Common Units, 7,038,252, being based on the number of Common Units outstanding as of November 15, 2004, as reported in the Prospectus).

      On November 15, 2004, the underwriters in the Offering exercised the over-allotment option in full to acquire an additional 750,000 Common Units from the Issuer. The Issuer used the net proceeds from the exercise of the underwriters' over-allotment option to redeem an aggregate of 375,000 Common Units from the Reporting Person. As a result of the redemption by the Issuer of such units, the Reporting Person beneficially owned 230,560 Common Units, consisting of 136,452 Common Units held directly by Domestic AIV and 94,108 Common Units held directly by Onapoc Holdings. The Common Units represent approximately 3.3% of the outstanding Common Units (the outstanding Common Units, 7,038,252, being based on the number of Common Units outstanding as of November 15, 2004, as reported in the Prospectus).

      With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Units, there is shared power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, such Common Units among the Reporting Person, CSFBI, CSFB-USA and CSFB LLC. Neither Domestic AIV nor Onapoc Holdings has the power to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Units.

      Except as otherwise provided herein, neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Person or any of the CSFB Entities that it or they beneficially own any of the Common Units and such beneficial ownership thereof is expressly disclaimed.

      (c) Except as set forth in this Item 5 with respect to the Issuer's redemption of Common Units in connection with the underwriters' exercise of the over-allotment option, none of (i) the Reporting Person, (ii) to the Reporting Person's knowledge, the CSFB Entities, or (iii) to the Reporting Person's knowledge, the CSFB Officers and Directors, has effected any transaction in the Common Units during the past sixty days.

      (d) None of (i) the Reporting Person, (ii) to the Reporting Person's knowledge, the CSFB Entities, or (iii) to the Reporting Person's knowledge, the CSFB Officers and Directors, has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units.

      (e) The Reporting Person ceased to be the beneficial owner of 5% of the outstanding Common Units on November 15, 2004.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      To the Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including, without limitation, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

      None.



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                                       9

                                    SIGNATURE

       After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information contained in this Statement is true, complete and correct.


Dated: November 22, 2004

                                  CREDIT SUISSE FIRST BOSTON, on behalf of the CREDIT SUISSE FIRST BOSTON BUSINESS UNIT.

                                  By: /s/ Ivy B. Dodes
                                      ----------------------------------------
                                      Name: Ivy B. Dodes
                                      Title: Managing Director

                                                                  SCHEDULE A-1

               The following is a list of each director and executive officer of the Reporting Person, setting forth the residence or business address, present principal occupation or employment and citizenship for each such person.

--------------------------- ---------------------------------- -------------------------------------------- ------------------------
NAME                        BUSINESS ADDRESS                   TITLE                                        CITIZENSHIP
--------------------------- ---------------------------------- -------------------------------------------- ------------------------
Brady W. Dougan             Eleven Madison Avenue              Chief Executive Officer of CSFB              United States
                            New York, NY 10010 USA
--------------------------- ---------------------------------- -------------------------------------------- ------------------------
Paul Calello                Eleven Madison Avenue              Chairman and Chief Executive                 United States
                            New York, NY 10010 USA             Officer of the Asia-Pacific Region
--------------------------- ---------------------------------- -------------------------------------------- ------------------------
Christopher Carter          Eleven Madison Avenue              Chairman of CSFB Europe and                  Great Britain
                            New York, NY 10010 USA             Global Investment Banking
--------------------------- ---------------------------------- -------------------------------------------- ------------------------
Michael W. Clark            Eleven Madison Avenue              Global Head of Proprietary                   United States
                            New York, NY 10010 USA             Trading
--------------------------- ---------------------------------- -------------------------------------------- ------------------------
Ernesto Cruz                Eleven Madison Avenue              Head of Global Equity Capital                United States
                            New York, NY 10010 USA             Markets
--------------------------- ---------------------------------- -------------------------------------------- ------------------------
Jack J. DiMaio, Jr.         Eleven Madison Avenue              Chief Executive Officer of                   United States
                            New York, NY 10010 USA             Alternative Investments
--------------------------- ---------------------------------- -------------------------------------------- ------------------------
Brian Finn                  Eleven Madison Avenue              Co-President, Institutional                  United States
                            New York, NY 10010 USA             Securities
--------------------------- ---------------------------------- -------------------------------------------- ------------------------
Bennett J. Goodman          Eleven Madison Avenue              Chairman and Managing                        United States
                            New York, NY 10010 USA             Partner of Alternative Capital
                                                               Division
--------------------------- ---------------------------------- -------------------------------------------- ------------------------
James P. Healy              Eleven Madison Avenue              Co-Head of the Fixed Income Division         United States
                            New York, NY 10010 USA
--------------------------- ---------------------------------- -------------------------------------------- ------------------------
Michael E. Kenneally        Eleven Madison Avenue              Chairman and Global Chief Executive          United States
                            New York, NY 10010 USA             Officer of CSAM
--------------------------- ---------------------------------- -------------------------------------------- ------------------------
James E. Kreitman           Eleven Madison Avenue              Co-Head of the Equity Division               United States
                            New York, NY 10010 USA
--------------------------- ---------------------------------- -------------------------------------------- ------------------------


------------------------------------ ---------------------------------- --------------------------------------------- --------------
NAME                                 BUSINESS ADDRESS                   TITLE                                         CITIZENSHIP
------------------------------------ ---------------------------------- --------------------------------------------- --------------

Christopher Lawrence                 Eleven Madison Avenue              Vice Chairman, Chief Strategic                United States
                                     New York, NY 10010 USA             Officer of CSG and Special
                                                                        Advisor to CSFB
------------------------------------ ---------------------------------- --------------------------------------------- --------------
James H. Leigh-Pemberton             Eleven Madison Avenue              Chairman of European Investment Banking       Great Britain
                                     New York, NY 10010 USA
------------------------------------ ---------------------------------- --------------------------------------------- --------------
Gary G. Lynch                        Eleven Madison Avenue              Executive Vice Chairman and                   United States
                                     New York, NY 10010 USA             Global General Counsel
------------------------------------ ---------------------------------- --------------------------------------------- --------------
Robert S. Murley                     Eleven Madison Avenue              Vice Chairman of CSFB and                     United States
                                     New York, NY 10010 USA             Chairman of Investment
                                                                        Banking for the Americas
------------------------------------ ---------------------------------- --------------------------------------------- --------------
Eileen K. Murray                     Eleven Madison Avenue              Head of Global Technology,                    United States
                                     New York, NY 10010 USA             Operations and Product Control
------------------------------------ ---------------------------------- --------------------------------------------- --------------
Adebayo Ogunlesi                     Eleven Madison Avenue              Executive Vice Chairman and                   Nigeria
                                     New York, NY 10010 USA             Chief Client Officer
------------------------------------ ---------------------------------- --------------------------------------------- --------------
Joanne Pace                          Eleven Madison Avenue              Global Head of Human                          United States
                                     New York, NY 10010 USA             Resources
------------------------------------ ---------------------------------- --------------------------------------------- --------------
Trevor Price                         Eleven Madison Avenue              European Head of Fixed                        Great Britain
                                     New York, NY 10010 USA             Income and Global Head of
                                                                        Developed Markets Rates
------------------------------------ ---------------------------------- --------------------------------------------- --------------
Jeffrey H. Salzman                   Eleven Madison Avenue              Global Head of Private Client                 United States
                                     New York, NY 10010 USA             Services
------------------------------------ ---------------------------------- --------------------------------------------- --------------
Richard Edward Thornburgh            Eleven Madison Avenue              Executive Vice Chairman of                    United States
                                     New York, NY 10010 USA             Executive Board
------------------------------------ ---------------------------------- --------------------------------------------- --------------
Jerry Wood                           Eleven Madison Avenue              Co-Head of the Fixed Income                   United States
                                     New York, NY 10010 USA             Division
------------------------------------ ---------------------------------- --------------------------------------------- --------------

                                                                  SCHEDULE A-2

         The following is a list of each director and executive officer of Credit Suisse First Boston, Inc., setting forth the residence or business address, present principal occupation or employment and citizenship for each such person.

------------------------- ---------------------------------------- --------------------------------------------- ------------------
NAME                      BUSINESS ADDRESS                         TITLE                                         CITIZENSHIP
------------------------- ---------------------------------------- --------------------------------------------- ------------------
Brian D. Finn             Eleven Madison Avenue                    Board Member, President and Chief Executive   United States
                          New York, NY 10010 USA                   Officer

Neil Moskowitz            Eleven Madison Avenue                    Board Member and Managing Director            United States
                          New York, NY 10010 USA

Eileen K. Murray          Eleven Madison Avenue                    Board Member and Managing Director            United States
                          New York, NY 10010 USA

Frank J. DeCongelio       Eleven Madison Avenue                    Bank Account Officer                          United States
                          New York, NY 10010 USA

Brady W. Dougan           Eleven Madison Avenue                    Managing Director                             United States
                          New York, NY 10010 USA

D. Wilson Ervin           Eleven Madison Avenue                    Managing Director                             United States
                          New York, NY 10010 USA

Gary G. Lynch             Eleven Madison Avenue                    Managing Director and General Counsel         United States
                          New York, NY 10010 USA

Robert C. O'Brien         Eleven Madison Avenue                    Managing Director and Chief Credit Officer    United States
                          New York, NY 10010 USA

Adebayo O. Ogunlesi       Eleven Madison Avenue                    Managing Director                             Nigeria
                          New York, NY 10010 USA

Carlos Onis               Eleven Madison Avenue                    Managing Director                             United States
                          New York, NY 10010 USA

Neil Radey                Eleven Madison Avenue                    Managing Director                             United States
                          New York, NY 10010 USA



------------------------- ---------------------------------------- --------------------------------------------- ------------------
NAME                      BUSINESS ADDRESS                         TITLE                                         CITIZENSHIP
------------------------- ---------------------------------------- --------------------------------------------- ------------------

Jeffrey H. Salzman        Eleven Madison Avenue                    Managing Director                             United States
                          New York, NY 10010 USA

Lewis H. Wirshba          Eleven Madison Avenue                    Managing Director and Treasurer               United States
                          New York, NY 10010 USA

Paul C. Wirth             Eleven Madison Avenue                    Managing Director and Chief Accounting        United States
                          New York, NY 10010 USA                   Officer and Controller


                                                                  SCHEDULE A-3

       The following is a list of each director and executive officer of Credit Suisse First Boston (USA), Inc., setting forth the residence or business address, present principal occupation or employment and citizenship for each such person.

------------------------- ------------------------------------------ ---------------------------------------------- ---------------
NAME                      BUSINESS ADDRESS                           TITLE                                          CITIZENSHIP
------------------------- ------------------------------------------ ---------------------------------------------- ---------------
Brian D. Finn             Eleven Madison Avenue                      President, Chief Executive Officer and Board   United States
                          New York, NY 10010 USA                     Member

Neil Moskowitz            Eleven Madison Avenue                      Board Member and Managing Director             United States
                          New York, NY 10010 USA

Eileen K. Murray          Eleven Madison Avenue                      Board Member and Managing Director             United States
                          New York, NY 10010 USA

Peter E. Calamari         Eleven Madison Avenue                      Managing Director                              United States
                          New York, NY 10010 USA

Frank J. DeCongelio       Eleven Madison Avenue                      Managing Director                              United States
                          New York, NY 10010 USA

Brady W. Dougan           Eleven Madison Avenue                      Managing Director                              United States
                          New York, NY 10010 USA

John A. Ehinger           Eleven Madison Avenue                      Managing Director                              United States
                          New York, NY 10010 USA

D. Wilson Ervin           Eleven Madison Avenue                      Managing Director                              United States
                          New York, NY 10010 USA

Andrew B. Federbusch      Eleven Madison Avenue                      Managing Director                              United States
                          New York, NY 10010 USA

James P. Healy            Eleven Madison Avenue                      Managing Director                              United States
                          New York, NY 10010 USA

James E. Kreitman         Eleven Madison Avenue                      Managing Director                              United States
                          New York, NY 10010 USA



------------------------ ---------------------------------------- --------------------------------------------- -------------------
NAME                     BUSINESS ADDRESS                         TITLE                                         CITIZENSHIP
------------------------ ---------------------------------------- --------------------------------------------- -------------------

Gary G. Lynch            Eleven Madison Avenue                    Managing Director and General Counsel         United States
                         New York, NY 10010 USA

Robert C. O'Brien        Eleven Madison Avenue                    Chief Credit Officer                          United States
                         New York, NY 10010 USA

Adebayo O. Ogunlesi      Eleven Madison Avenue                    Managing Director                             Nigeria
                         New York, NY 10010 USA

Neil Radey               Eleven Madison Avenue                    Managing Director                             United States
                         New York, NY 10010 USA

Jeffrey H. Salzman       Eleven Madison Avenue                    Managing Director                             United States
                         New York, NY 10010 USA

Lewis H. Wirshba         Eleven Madison Avenue                    Managing Director and Treasurer               United States
                         New York, NY 10010 USA

Paul C. Wirth            Eleven Madison Avenue                    Chief Financial and Accounting Officer        United States
                         New York, NY 10010 USA

Jerome C. Wood           Eleven Madison Avenue                    Managing Director                             United States
                         New York, NY 10010 USA


                                                                  SCHEDULE A-4

       The following is a list of each director and executive officer of Credit Suisse First Boston LLC, setting forth the residence or business address, present principal occupation or employment and citizenship for each such person.

------------------------ ------------------------------------------ ---------------------------------------------- ---------------
NAME                     BUSINESS ADDRESS                           TITLE                                          CITIZENSHIP
------------------------ ------------------------------------------ ---------------------------------------------- ---------------
Brian D. Finn            Eleven Madison Avenue                      Board Member, President and Chief Executive    United States
                         New York, NY 10010 USA                     Officer

John A. Ehinger          Eleven Madison Avenue                      Board Member                                   United States
                         New York, NY 10010 USA

Jerome C. Wood           Eleven Madison Avenue                      Board Member                                   United States
                         New York, NY 10010 USA

Frank J. DeCongelio      Eleven Madison Avenue                      Managing Director, Head of Operations and      United States
                         New York, NY 10010 USA                     Bank Account Officer

Gary G. Lynch            Eleven Madison Avenue                      Managing Director and General Counsel          United States
                         New York, NY 10010 USA

Paul J. O'Keefe          Eleven Madison Avenue                      Chief Financial Officer                        United States
                         New York, NY 10010 USA

Lewis H. Wirshba         Eleven Madison Avenue                      Treasurer                                      United States
                         New York, NY 10010 USA


                                                                  SCHEDULE A-5

       The following is a list of each director and executive officer of Credit Suisse First Boston Private Equity, Inc., setting forth the residence or business address, present principal occupation or employment and citizenship for each such person.

------------------------ ------------------------------------------ ---------------------------------------------- ---------------
NAME                     BUSINESS ADDRESS                           TITLE                                          CITIZENSHIP
------------------------ ------------------------------------------ ---------------------------------------------- ---------------
George R. Hornig         Eleven Madison Avenue                      Chief Operating Officer and Board Member       United States
                         New York, NY 10010 USA

Edward A. Poletti        Eleven Madison Avenue                      Chief Financial Officer                        United States
                         New York, NY 10010 USA

Nicole Arnaboldi         Eleven Madison Avenue                      Chief Operations Officer - Funds Management    United States
                         New York, NY 10010 USA                     and Board Member

Kenneth J. Lohsen        Eleven Madison Avenue                      Controller                                     United States
                         New York, NY 10010 USA

Frank J. DeCongelio      Eleven Madison Avenue                      Bank Account Officer                           United States
                         New York, NY 10010 USA

Bennett J. Goodman       Eleven Madison Avenue                      Board Member                                   United States
                         New York, NY 10010 USA


                                                                  SCHEDULE A-6

       The following is a list of each director and executive officer of DLJ Merchant Banking III, Inc., setting forth the residence or business address, present principal occupation or employment and citizenship for each such person.

------------------------ ------------------------------------------ ---------------------------------------------- ----------------
NAME                     BUSINESS ADDRESS                           TITLE                                          CITIZENSHIP
------------------------ ------------------------------------------ ---------------------------------------------- ----------------
Thompson Dean            Eleven Madison Avenue                      Managing Partner and Board Member              United States
                         New York, NY 10010 USA

Nicole Arnaboldi         Eleven Madison Avenue                      Managing Director and Board Member             United States
                         New York, NY 10010 USA

Carlos Garcia            Eleven Madison Avenue                      Managing Director                              Argentina
                         New York, NY 10010 USA

Susan Schnabel           Eleven Madison Avenue                      Managing Director                              United States
                         New York, NY 10010 USA

George R. Hornig         Eleven Madison Avenue                      Managing Director                              United States
                         New York, NY 10010 USA

Colin A. Taylor          Eleven Madison Avenue                      Managing Director                              United States
                         New York, NY 10010 USA


                                                                  SCHEDULE A-7

       The following is a list of each director and executive officer of DLJ LBO Plans Management Corporation II, setting forth the residence or business address, present principal occupation or employment and citizenship for each such person.

------------------------- ------------------------------------------ ---------------------------------------------- ---------------
NAME                      BUSINESS ADDRESS                           TITLE                                          CITIZENSHIP
------------------------- ------------------------------------------ ---------------------------------------------- ---------------
George R. Hornig          Eleven Madison Avenue                      President and Board Member                     United States
                          New York, NY 10010 USA

Edward A. Poletti         Eleven Madison Avenue                      Senior Vice President and Board Member         United States
                          New York, NY 10010 USA

Nicole S. Arnaboldi       Eleven Madison Avenue                      Board Member                                   United States
                          New York, NY 10010 USA
